SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mses. Christina Fettig and Samantha Brutlag

Re:	BlackRock LifePath® Dynamic Retirement Fund, a series of BlackRock Funds III

Registration Statement on Form N-14

(File Nos. 333-231805)

Dear Mses. Fettig and Brutlag:

On behalf of BlackRock Funds III (the “Registrant”), this letter responds to the telephonic comments provided by Ms. Christina Fettig on June 19, 2019 and Ms. Samantha Brutlag on June 28, 2019, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 29, 2019 (the “Registration Statement”) relating to the proposed acquisition by BlackRock LifePath® Dynamic Retirement Fund (the “Acquiring Fund”), a series of the Registrant, of substantially all of the assets and certain stated liabilities of BlackRock LifePath® Dynamic 2020 Fund (the “Target Fund”), a series of the Registrant, in exchange for shares of the corresponding Acquiring Fund (the “Reorganization”). The Target Fund and the Acquiring Fund may be referred to herein as a “Fund.” The Acquiring Fund after consummation of the Reorganization is referred to herein as the “Combined Fund.”

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Accounting Comments

Questions & Answers

Comment 1:    In response to the question “Why is the Reorganization taking place?”, please consider including additional disclosure regarding the reasons for the Reorganization.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

August 14, 2019

Response:    In response to the Staff’s comment, the following disclosure has been added to provide additional disclosure regarding the reasons for the Reorganization:

“BlackRock LifePath® Dynamic 2020 Fund (the “Target Fund”), a series of BlackRock Funds III (the “Trust”), and BlackRock LifePath® Dynamic Retirement Fund (the “Acquiring Fund”), a series of the Trust, are part of the LifePath Dynamic investment program pursuant to which the Target Fund will have a substantially similar investment objective and identical investment policies, strategies, restrictions and risks as the Acquiring Fund as the target date of the Target Fund approaches in 2020. It is expected that the Reorganization will enable the Combined Fund (as defined below) to operate more efficiently in the future.”

Summary – Investment Objectives and Principal Investment Strategies

Comment 2:    In the section entitled “Summary – Investment Objectives and Principal Investment Strategies – Principal Investment Strategies”, please consider including additional disclosure regarding the principal investment strategies of the Funds.

Response:    In response to the Staff’s comment, the section entitled “Summary – Investment Objectives and Principal Investment Strategies – Principal Investment Strategies” has been modified as follows:

“The Target Fund and the Acquiring Fund employ substantially the same principal investment strategies in seeking to achieve their respective objectives, although there are certain differences.

Each Fund invests all of its assets in the corresponding Master Portfolio, which allocates and reallocates its assets among a combination of equity, bond and money market funds (the “Underlying Funds”), direct investments in equity securities of issuers that are primarily engaged in or related to the real estate industry (“real estate-related equity securities”) and derivatives in proportions based on its own comprehensive investment strategy. The Target Fund, which initially had a longer time horizon than the Acquiring Fund, invested a greater portion of its assets in equity Underlying Funds, equity securities and equity related derivatives, which provide a greater opportunity for capital appreciation over the long-term but have a greater risk of loss. The Acquiring Fund, which initially had a shorter time horizon than the Target Fund, invested a greater portion of its assets in fixed income Underlying Funds, fixed income related derivatives and money market instruments, which typically offer reduced risk and price volatility but forego some potential returns. As the Target Fund approaches its designated time horizon, it systematically seeks to reduce the level of risk by allocating assets more conservatively. This systematic shift toward more conservative investments is designed to reduce the risk of significant reductions in the value of an investment in the Target Fund as it approaches its stated time horizon.

~~The investment model adjusts the Target Fund’s risk level by gradually making it more conservative as the year 2020 approaches. The Acquiring Fund is already in its most conservative phase, so its risk level does not change.~~ As the Target Fund reaches its stated time horizon and enters its most conservative phase, the allocation of its assets and its investment strategy is expected to be substantially the same as the Acquiring Fund.”

Securities and Exchange Commission

August 14, 2019

Summary – Fees and Expenses

Comment 3:    Please confirm whether the fees shown in each fee table represent current fees in accordance with Item 3 of Form N-14.

Response:    The Funds have considered the Staff’s comment and confirm that the fees provided in the above referenced fee tables are current fees in accordance with Item 3 of Form N-14.

Comment 4:    In the fee tables, please confirm that any waivers and/or reimbursements that are subject to recoupment for the Target Fund will not be carried over to the Combined Fund.

Response:    The Funds confirm that no waivers and/or reimbursements of the Target Fund subject to recoupment will be carried over to the Combined Fund.

Comment 5:    Please provide an explanation supplementally to the Staff on how the fee tables reconcile with the audited financial statements of the Funds.

Response:     An example for each Fund was provided supplementally to the Staff on August 7, 2019.

Other Information – Capitalization

Comment 6:    Please provide further detail in footnotes regarding any pro forma adjustments to the capitalization tables.

Response:     In response to the Staff’s comment, the footnotes to the capitalization tables have been revised to explain that pro forma adjustments include undistributed income that will be distributed prior to the Reorganization.

Comment 7:    Please consider including a line item to the capitalization tables showing the total net assets of each Fund and the Combined Fund.

Response:     In response to the Staff’s comment, the first paragraph of the section entitled “Other Information — Capitalization” has been amended to include the total net assets of each Fund and the Combined Fund.

Statement of Additional Information – Pro Forma Financial Statements

Comment 8:    The Staff notes that the disclosure on page S-4 states that the “net assets of the Combined Fund reflect the expenses incurred in connection with the Reorganization” while the disclosure on page S-6 states that such expenses will be borne by BlackRock Fund Advisors (“BFA”) or its affiliates directly or through waivers, as applicable. Please clarify whether any expenses incurred in connection with the Reorganization will be borne by the Funds.

Securities and Exchange Commission

August 14, 2019

Response:    The Funds confirm that expenses incurred in connection with the Reorganization will not be borne by the Funds but are expected to be borne by BFA or its affiliates directly or through waivers, as applicable, and the disclosure has been revised accordingly.

Comment 9:    On page S-5, the Staff notes that the disclosure provides that “the total net annual operating expenses for the Combined Fund will be lower than that of the Target Fund” while the chart below such disclosure indicates that the total net annual operating expenses for the Combined Fund will be the same as that of the Target Fund. Please provide an explanation.

Response:    In response to the Staff’s comment, we have revised the disclosure as follows:

“Upon the closing of the Reorganization, the total net annual operating expenses for the Combined Fund will be the same as those ~~lower than that~~ of the Target Fund.”

Legal Comments

General

Comment 10:    Please explain why a vote of the Target Fund shareholders is not required to be taken in connection with the Reorganization.

Response:    The Reorganization will not require the vote of the Target Fund shareholders under the Registrant’s trust instrument, applicable state law or the Investment Company Act of 1940, as amended (the “1940 Act”), in reliance on Rule 17a-8 under the 1940 Act. Under Rule 17a-8, shareholder approval is not required if: (a) no policy of the target fund that could not be changed under Section 13 of the 1940 Act without a vote of a majority of its outstanding voting securities is materially different from a policy of the acquiring fund; (b) no advisory contract of the target fund is materially different from that of the acquiring fund; (c) the independent directors of the target fund who were elected by shareholders will comprise a majority of the independent directors of the acquiring fund; and (d) any distribution fees under a Rule 12b-1 plan payable by the acquiring fund are no greater than the distribution fees payable by the target fund. The Board of Trustees of the Registrant has determined that each of the conditions listed above is satisfied in the case of the Reorganization.

Comment 11:    Please provide a draft of the legal opinion regarding the legality of the securities being registered and a draft of the tax opinion regarding the status of the Reorganization as a tax-free reorganization under Section 368 of Internal Revenue Code of 1986, as amended, prior to going effective.

Response:    A draft of the legality opinion and a draft of the tax opinion were provided supplementally to the Staff on August 7, 2019.

Securities and Exchange Commission

August 14, 2019

Summary – Background and Reasons for the Reorganization

Comment 12:    Please consider combining or revising the first two sentences in the first paragraph of the section entitled “Summary – Background and Reasons for the Reorganization.”

Response:    In response to the Staff’s comment, the first sentence in the first paragraph of the section entitled “Summary – Background and Reasons for the Reorganization” has been deleted.

Comment 13:    In the section entitled “Summary – Investment Objectives and Principal Investment Strategies – Principal Investment Strategies”, please consider including additional disclosure regarding the investment strategies applicable to a fund in its most conservative phase and a fund in a less conservative phase.

Response:    In response to the Staff’s comment, we have revised the disclosure in the section entitled “Summary – Investment Objectives and Principal Investment Strategies – Principal Investment Strategies” as set forth in the response to Question 2 above.

Comparison of the Funds – Performance Information

Comment 14:    The Staff notes that the primary benchmark that a fund uses must be a broad based index. The Staff requests that that the blended benchmark index be listed after the primary broad based index in the performance tables.

Response:    We have considered the Staff’s comment and respectfully decline to revise the disclosure. The performance tables in the Registration Statement are consistent with the performance tables in the Funds’ Prospectus.

* * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald

Jessica Herlihy

John A. MacKinnon

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